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                                                                 EXHIBIT (a)(3)

MEMORANDUM

Date: 1/31/2002
To:   All Employees
From: Alan N. Stillman
Re:   Stock Options

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The granting of stock options has been a key vehicle to incentivize you to create shareholder value and, in turn, to allow you to benefit financially from the creation of this value. The price of our stock has declined, reflecting the impact of the economic slowdown. Many of the stock option grants now are "under water". I believe this situation needs to be corrected.

To accomplish this goal, I am pleased to announce the enclosed offer. This offer will allow you to turn in (tender) stock options that have an exercise price greater than $5.70 per share which were granted under our option plans and receive the same number of New Options after six (6) months and one day at the market price on the day of the new grants. The vesting schedule for the New Options will be exactly the same as the options you tender.

You should note the new options you receive will have an exercise price based on the fair market value of our stock on the date of the new grant. That price can be higher or lower than the current fair market value.

PLEASE REVIEW THE ENCLOSED PROSPECTUS AND ACCOMPANYING INFORMATION. TO TURN IN STOCK OPTIONS THAT HAVE AN EXERCISE PRICE GREATER THAN $5.70 PER SHARE, PLEASE COMPLETE THE ENCLOSED ELECTION FORM AND RETURN IT TO THE COMPANY AS INSTRUCTED IN THE ELECTION FORM.

You should direct questions about this offer or requests for assistance or for additional copies of this offer to exchange or the Election Form to Alan Mandel at telephone number (212) 838-2061 (extension 17) or e-mail address ALANM@SWRG.COM, or Sam Goldfinger at telephone number (212) 838-2061 (extension
39) or e-mail address sgold@swrg.com.